The Gymboree Corporation

500 Howard Street

San Francisco, CA 94105

(415) 278-7000

February 8, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn: Tia L. Jenkins

Re:	The Gymboree Corporation
Form 10-K for Fiscal Year Ended January 28, 2012
Filed April 26, 2012
File No. 000-21250

Dear Ms. Jenkins:

This letter is submitted on behalf of The Gymboree Corporation, a Delaware corporation (the “Company”), in response to the comment letter, dated January 28, 2013 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s above-referenced Annual Report on Form 10-K, filed April 26, 2012.

For the convenience of the Staff’s review, the comments contained in the Comment Letter have been set forth below in italics, followed by the response of the Company.

Form 10-K for Fiscal Year Ended January 28, 2012

Item 6. Selected Consolidated Financial Data, page 17

1.	It appears from your disclosure that the “Pro Forma Fiscal Year Ended January 29, 2011” balances were derived from the “Unaudited Pro Forma Condensed Consolidated Financial Information” in your prospectus filed with the SEC pursuant to Rule 424(b)(3) of the Securities Act on June 14, 2011. It appears the adjustments (d), (f) and (i) through (k) relate to transactions that are not directly attributable to the acquisition. Pro forma adjustments (pursuant to Article 11 of Regulation S-X) shall give effect to events that are directly attributable to the acquisition, factually supportable and have a continuing impact, as applicable. If you continue to believe your adjustments are appropriate, provide a detailed explanation to us supporting your conclusion and justify how your presentation is consistent with Article 11 of Regulation S-X.

Ms. Tia L. Jenkins	February 8, 2013
Securities and Exchange Commission
Division of Corporation Finance
Page 2

Company Response:

The Company believes that adjustments (d), (f) and (i) through (k) relate to transactions (the “Transactions”) that are directly attributable to the acquisition of the Company by certain investment funds sponsored by Bain Capital Partners, LLC (the “Sponsor”). The Company computed its pro forma income statement adjustments according to the guidance contained in Article 11 of Regulation S-X, Section 11-02(b)(5) and (6). In preparing its pro forma income statement adjustments, the Company also followed the guidance in the “SEC Financial Reporting Manual – Division of Corporation Finance” (the “Financial Reporting Manual”), Section 3250.1(a) and (c) and Section 3280.

The discussion below addresses more specifically the adjustments raised by the Staff in the Comment Letter in light of the guidance referenced above. For the reasons stated below, the Company believes that such adjustments are appropriate.

Adjustment (d) – an adjustment to reflect the aggregate annual fee of $3 million to be paid to affiliates of the Sponsor in accordance with the new management agreement entered into at the closing of the Transactions.

As part of the Transactions, the Company was required to enter into an agreement with the Sponsor requiring the Company to pay an annual fee of $3 million to affiliates of the Sponsor for ongoing administrative services through December 31, 2020. The Company’s expenses were increased to reflect $3 million of expenses, as if the agreement had been signed at the beginning of its pro forma fiscal year ended January 29, 2011. The Company believes this adjustment is in accordance with Article 11 of Regulation S-X, Section 11-02(b)(6) and the Financial Reporting Manual, Section 3280 requiring the pro forma adjustments to be calculated as if the Transactions had been consummated at the beginning of the Company’s pro forma fiscal year ended January 29, 2011, because the annual fee is supported through a signed agreement, has a continuing impact on the Company’s statement of operations, and is directly attributable to the Transactions.

Adjustment (f) – an adjustment to interest expense, as follows:

Fiscal Year Ended January 29, 2011
Pro forma cash interest expense (i)	$83,232
Pro forma deferred financing fee amortization expense (i)	8,143
Less: interest expense, historical	(17,635)

Additional expense	$73,740

(i)	To reflect the adjustments to interest expense as a result of the increase in annual interest expense associated with borrowings under the Company’s senior secured credit facilities (the “Senior Credit Facilities”) and the 9.125% senior notes due 2018 (the “notes”), including the amortization of deferred financing costs and accretion of original issue discount of $4.1 million associated with the Company’s senior secured term loan. Pro forma cash interest expense associated with borrowings under the Senior Credit Facilities reflects a weighted-average annual interest rate of 6.7% for the fiscal year ended January 29, 2011.

Ms. Tia L. Jenkins	February 8, 2013
Securities and Exchange Commission
Division of Corporation Finance
Page 3

The Transactions were funded through $164.9 million of the Company’s existing cash, $508 million in equity contributions and $1.2 billion in debt financing. The Company had previously not had any debt, and the debt was incurred solely to fund the Transactions. The proceeds from the debt were not used for any other purpose. The pro forma interest adjustment increased the Company’s interest expense to reflect the pro forma interest costs for a full year, net of deferred financing fee amortization expense. The $83.2 million of interest expense represents the pro forma interest costs for a full fiscal year. The $17.6 million (“interest expense, historical”) that had already been recorded in interest expense for the period from November 23, 2010 to January 29, 2011, was reversed to avoid overstatement of interest expense in the pro forma interest expense. The Company believes this is in accordance with the guidance in the Financial Reporting Manual, Section 3250.1(a)(2), as the adjustment is required to reflect the effects of financing necessary to complete the Transactions as if it had been consummated as of the beginning of the Company’s pro forma fiscal year ended January 29, 2011.

Adjustment (i) – To eliminate historical interest income to reflect the Company’s capitalization after the transactions.

The Transactions were funded, in part, through $164.9 million of the Company’s existing cash balances. The Company’s historic interest income for the period from January 31, 2010 to November 22, 2010 totaled $295,000, and was eliminated to reflect the effect of the $164.9 million reduction in the Company’s cash and cash equivalents. The reduction of interest income reflects interest earned on significantly reduced cash and cash equivalents balances as if the Transactions had been completed at the beginning of the fiscal year. The Company believes this adjustment is in accordance with Article 11 of Regulation S-X, Section 11-02(b)(6), given that the reduction in interest income is directly attributable to the Transactions, has a continuing impact on the Company’s statement of operations, and is factually supportable.

Adjustment (j) – an adjustment of $27.7 million to reverse the non-recurring stock based compensation charge related to accelerated vesting of options, restricted stock and restricted stock units awarded to management and employees that vested upon the closing of the Transactions.

As a result of the Transactions, the vesting of stock options was accelerated in accordance with the terms of those options. The Company incurred a non-recurring stock based compensation charge of $27.7 million to accelerate employee vesting of equity awards in the Company’s income from continuing operations. This charge was removed from the Company’s pro forma operating results. The Company believes this adjustment to be in accordance with Article 11 of Regulation S-X, Section 11-02(b)(5), requiring the effects of non-recurring charges which resulted directly from the Transactions to be removed from the Company’s pro forma financial statements.

Ms. Tia L. Jenkins	February 8, 2013
Securities and Exchange Commission
Division of Corporation Finance
Page 4

Adjustment (k) – an adjustment of $29.1 million to reverse the non-recurring charge related to transaction costs expensed.

As a result of the Transactions, the Company incurred non-recurring transaction-specific costs of $29.1 million related to legal fees, accounting fees and other external costs directly related to the Transactions. These expenses were removed from the Company’s operating results for the pro forma fiscal year ended January 29, 2011, as these were included in the Company’s fiscal 2011 historical results. The Company believes this to be in accordance with the guidance in the Financial Reporting Manual, Section 3250.1(c)(ii), which requires the Company to remove from the pro forma financial results the effect of direct, incremental costs of the Transactions, which are reflected in the historical financial statements.

2.	It appears that adjustment (h) in the “Unaudited Pro Forma Condensed Consolidated Financial Information” in your prospectus filed with the SEC pursuant to Rule 424(b)(3) of the Securities Act on June 14, 2011 utilized the effective rate to calculate the pro forma income tax expense. Please tell us why taxes were not calculated utilizing the statutory tax rate.

Company Response:

The Company advises the Staff that the Company did in fact use the statutory tax rate in the “Unaudited Pro Forma Condensed Consolidated Financial Information” in the prospectus. In future filings where pro forma information is presented, the Company will appropriately label the description of the tax rate utilized as “statutory rate,” instead of “effective tax rate.”

3.	In order to provide an investor with a better understanding of the drivers of your comparable store data, please provide us with, and confirm you will disclose in future periodic Exchange Act reports, comparable store sales excluding online sales activity. As an alternative, you may provide separate disclosure of the amounts of online sales activity for each period. This comment also applies to the comparative discussion of sales in Management’s Discussion and Analysis.

Company Response:

In response to the Staff’s comment, the Company has included the historical information requested for the previous five fiscal years (including the pro forma year ended January 29, 2011) below.

% change: increase/(decrease)

The Gymboree Corporation Comparable Sales	2011	2010	2009	2008	2007
Including Comparable Online Sales	4%	(2%)	(4%)	0%	7%
Excluding Comparable Online Sales	3%	(3%)	(6%)	(2%)	3%

Ms. Tia L. Jenkins	February 8, 2013
Securities and Exchange Commission
Division of Corporation Finance
Page 5

Beginning with its Form 10-K for the fiscal year ended February 2, 2013, the Company will disclose the percentage change in comparable store sales including online sales activity and comparable store sales excluding online sales activity for the periods presented in the Selected Consolidated Financial Data section and in the comparative discussion of sales in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 8. Financial Statements and Supplementary Data, page 30

Notes to Consolidated Financial Statements, page 37

1. Summary of Significant Accounting Policies, page 37

Selling, General and Administrative Expenses, page 39

4.	We note that you record costs related to your distribution center as a component of selling, general and administrative expenses. In order to enhance an investor’s understanding of your distribution network costs, please confirm you will provide in future Exchange Act filings: (i) the amount of costs related to your distribution channel that are not recorded within cost of goods sold and (ii) a statement in Management’s Discussion and Analysis that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others, like you, exclude a portion of them from gross margin.

Company Response:

By way of background, the component of the Company’s distribution network costs included in selling, general and administrative expenses (which covers costs at its distribution center and costs from the Company’s distribution center to its stores) did not amount, for the periods presented in the Company’s Form 10-K for the year ended January 28, 2012, to a material portion of either total selling, general and administrative expenses or cost of goods sold, including buying and occupancy expenses (“cost of goods sold”).

Given the overall insignificance, the Company believes the requested disclosure is not necessary to gain an understanding of its results of operations or otherwise necessary under Item 303(a)(3) of Regulation S-K and does not believe it is appropriate or necessary to include it in its Management’s Discussion and Analysis. The Company remains mindful of its obligations under Item 303 of Regulation S-K should this change. In accordance with Item 303, the Company has disclosed and will continue to disclose any known unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of the Company’s reported income from continuing operations and known trends or uncertainties that had or were reasonably expected to have a material favorable or unfavorable impact on net sales and income from continuing operations.

Ms. Tia L. Jenkins	February 8, 2013
Securities and Exchange Commission
Division of Corporation Finance
Page 6

In response to the second part of the Staff’s comment, the Management’s Discussion and Analysis included in the Company’s future filings will provide additional disclosure substantially as set forth below:

As we record certain distribution channel costs as a component of selling, general and administrative expenses and do not include such costs in cost of goods sold, our cost of goods sold and gross profit may not be comparable to those of other companies. Our distribution channel costs recorded in selling, general and administrative expenses represent primarily outbound shipping and handling expenses to our stores.

Item 9A. Controls and Procedures, page 75

5.	We note your statement that “even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.” Please confirm you will revise to state clearly, if true, in future Exchange Act filings that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Company Response:

In response to the Staff’s comment, the Company will remove the reference in question from its future filings.

* * *

In connection with the Comment Letter and the Company’s response thereto, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission under the Securities Exchange Act of 1934, as amended (“Exchange Act Filings”);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Exchange Act Filings; and

Ms. Tia L. Jenkins	February 8, 2013
Securities and Exchange Commission
Division of Corporation Finance
Page 7

•	it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please contact the undersigned at (415) 278-7751 or Lynda Gustafson, Vice President, Corporate Controller of the Company at (415) 278-7448.

Very truly yours,

The Gymboree Corporation

By:	/s/ Evan Price
Name:	Evan Price
Title:	Chief Financial Officer

Copy to:

Mark Breitbard, Chief Executive Officer, The Gymboree Corporation

Lynda Gustafson, Vice President, Corporate Controller, The Gymboree Corporation

Adam Scott, Deloitte & Touche LLP

Joel F. Freedman, Ropes & Gray LLP

Richard Gluckselig, Ropes & Gray LLP